

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2010

The Corporation Trust Company of Nevada
As Agent for Revolutions Medical Corporation
One East First Street
Reno, NV 89501

> **Re:** **Revolutions Medical Corporation**
> **Registration Statement on Form S-1**
> **Filed May 24, 2010**
> **File No. 333-164348**

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. Note 1 and your prospectus cover indicate that Auctus is offering 4 million shares for resale, contrary to your disclosure on page 21. Please revise.

The Offering, page 8

2. Please tell us what part of Exhibit 10.2 refers to the "average of two lowest closing bid price . . . of any two applicable trading days." We note that such terms do not appear to be included in Sections 1.22 or 2.1 of that exhibit.

Our common stock may decline . . ., page 17

3. With a view toward clarified disclosure, please tell us the material terms of the warrant you say was "issued in connection with the execution of the drawdown equity financing

agreement." Also tell us how the issuance of that security and filing of this registration statement is consistent with Question 139.17 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Directors, Executive Officers . . ., page 39

4.   Please refer to Section II.B. of Securities Act Release No. 9089 (Dec. 16, 2009) and revise your disclosure accordingly. Also see Regulation S-K Item 401(e).

Signatures, page 81

5.   Please revise to include the second paragraph of text required on the signatures page and all required signatures. It currently appears that those signatures and text are in Exhibit 24.1 rather than in your registration statement.

Exhibit 5.1

6.   Please reconcile the number of securities mentioned in the second paragraph with the number in your fee table.

7.   It is inappropriate for counsel to assume that the shares will be duly authorized, as it appears to do in the third paragraph. Please file a revised opinion. Ensure that the revised opinion also clarifies when the shares "will be" legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3641 with any questions.

Sincerely,

Geoffrey Kruczek
Senior Attorney

cc (via fax):   Joseph M. Lucosky
                 Anslow & Jaclin, LLP